Exhibit 11

National Presto Industries, Inc.

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	First Quarter
	2007	2006
Net Earnings (1)	$5,021	$1,918

Weighted average common shares outstanding (2)	6,832	6,829

Common share equivalents relating to stock options when dilutive	—	1

Adjusted common and common equivalent shares for computation (3)	6,832	6,830

Net earnings per share:
Basic (1 divided by 2)	$0.73	$0.28
Diluted (1 divided by 3)	$0.73	$0.28